Exhibit 99.1

FIH Mobile and Stellantis Establish Joint Venture to Deliver Disruptive, Smart Cockpit Solutions for the Automotive Industry

•Mobile Drive will be equally owned by Stellantis and Foxconn Technology Group
•Stellantis accelerates execution of technology roadmap through innovative partnership
•Shared technology expertise, market experience and intellectual property from both entities will lend to creating an outstanding on-board experience
•Product development and technology gains will be expedited through the integration of global supply chains
•Management team of new entity will comprise of senior executives from each company

AMSTERDAM, TAIPEI, Aug. 24, 2021 - Hon Hai Precision Industry Co., Ltd., (“Foxconn”) (TPE: 2317) together with its subsidiary FIH Mobile Ltd., (“FIH”) (HKG:2038) and Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) today announced that they have entered into a joint venture agreement. Mobile Drive, the joint venture entity, will focus on delivering a smart cockpit solution for vehicles that will disrupt current design conventions and foster the development of intelligent connected vehicles. This update comes after a Memorandum of Understanding (MOU) was initially signed on May 18, 2021.

Mobile Drive will be equally owned by Stellantis and FIH. The partnership has combined Foxconn’s capabilities in ICT industry and smart solutions, with Stellantis’ expertise in the automotive sector, ensuring the growth of Mobile Drive.

Mobile Drive will focus on developing infotainment and telematics solutions as well as a cloud service platform, which will aim to deliver a comprehensive smart cockpit solution. Its roadmap of software innovations will include artificial intelligence-based applications, navigation, voice assistance, e-commerce store operations, and payment services integration, amongst others. The hardware innovations will be related to the smart cockpit and telematics box.

Through the exchange of intellectual property by its founding entities and the vertical integration of respective supply chains, Mobile Drive will be able to create industry-leading automotive digital services to achieve a seamless user experience in and outside the vehicle. In the future, the smart cockpit solution will not only be available to all Stellantis vehicles, but also to third-party vehicle manufacturers, expanding the reach and impact of the Mobile Drive venture as it aims to be a global leader in smart cockpit and connected vehicle solutions.

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About Foxconn
Established in Taiwan in 1974, Hon Hai Precision Industry Co., Ltd., (“Foxconn”) (TPE: 2317) is the world’s largest electronics manufacturer. Foxconn is also the leading technological solution provider and it continuously leverages its expertise in software and hardware to integrate its unique manufacturing systems with emerging technologies. To learn more, visit www.honhai.com.

About FIH
A subsidiary of Hon Hai Precision Industry and a leader in the worldwide mobile device industry, FIH offers vertically integrated, end-to-end design, development, and manufacturing services spanning handsets, mobile and wireless communication devices and consumer electronics products. Moving into the internet era, FIH leveraged its core strengths in hardware and software to enter the 5G, AI, IoT and IoV (Internet of Vehicle) fields, building a full internet and mobile ecosystem.

About Stellantis
Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Molly SHIH: +886 2 2268 5511 #64653 - pr@fih-foxconn.com
Jimmy HUANG: +866 2 2268 3466 - media@foxconn.com
Pierre OLIVIER SALMON: +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
Valerie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Group’s vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Peugeot S.A. and Fiat Chrysler Automobiles N.V. will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, is included in the Group’s reports and filings with the U.S. Securities and Exchange Commission, AFM, CONSOB and AMF.